[Evolution Petroleum Corporation Letterhead]

July 15, 2013

Via Facsimile (202) 772-9220  and EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE Mail Stop 7010

Washington, DC 20549-3628

Attention: Ms. Ann Nguyen Parker

Branch Chief

Re:	Evolution Petroleum Corporation
Registration Statement on Form S-3
Filed on May 20, 2013 as amended on June 19, 2013
Commission File No. 333-188705 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 as promulgated under the Securities Act of 1933, as amended, Evolution Petroleum Corporation (the “Company”) hereby respectfully requests that the effective date for  the above-captioned Registration Statement be accelerated so that it be declared effective at 10:00 a.m. Eastern Standard Time on July 17, 2013, or as soon thereafter as is practicable.

In making the request, the Company hereby acknowledges that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert comments of the Commission or the Staff, acting pursuant to delegated authority,  and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

EVOLUTION PETROLEUM CORPORATION

		By:	/s/ Sterling McDonald

Sterling McDonald Vice President & Chief Financial Officer

cc:	Ms. Caroline Kim U.S. Securities and Exchange Commission Michael T. Larkin, Esq.
Adams and Reese LLP